SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

CNPJ nº 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MATERIAL FACT

The Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“SABESP” or “Company”), in compliance with Rule No. 358 issued by the Brazilian Securities and Exchange Commission (“CVM”), dated as of January 3, 2002, as amended, hereby informs its shareholders and the market in general, in addition to the Material Fact disclosed on February 20, 2020, that on the meeting held on April 23, 2020 the Company’s Board of Directors (“04.23.2020 Board of Directors Meeting”) approved the re-ratification of the terms and conditions regarding the 25th issuance of simple, unsecured and non-convertible debentures, for public distribution, with restricted placement efforts, pursuant to the CVM Rule No. 476, dated as of January 16, 2009, as amended (“CVM Rule 476”, “Debentures”, “Issuance” and “Offer”, respectively).

According to the 04.23.2020 Board of Directors Meeting, the Issuance shall now occur in a single series, through the issuance of one million, four hundred and fifty thousand (1,450,000) Debentures, with a unit par value of a thousand reais (R$1,000.00), totaling, on April 15, 2020 (“Issuance Date”), the total amount of one billion, four hundred and fifty million reais (R$1,450,000,000.00). Additionally, the Debentures shall mature on October 15, 2021 (“Maturity Date”), and be subject to amortization on a single installment on the Debentures Maturity Date. As according to the deliberations from the 04.23.2020 Board of Directors Meeting, there will be no bookbuilding procedure, as the Debentures shall be entitled to receive remuneration corresponding to 100% (one hundred per cent) of the Taxa DI, increased by spread or surcharge of 3.30% (three point three per cent) a year, noted that the remuneration shall be paid in a single installment, on the Maturity Date.

The re-ratification of the Issuance’s terms and conditions noted above shall also be formalized through the execution of the first amendment to the “Private Indenture of the 25th Public Issuance of Simple, Unsecured, Non-convertible Debentures, in up to Three Series, for Public Distribution with Restricted Placement Execution Efforts, of Companhia de Saneamento Básico do Estado de São Paulo – SABESP” between the Issuer and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, representing the communion of interests of the Debenture holders (“Amendment to the Indenture”).

The 04.23.2020 Board of Directors Meeting minutes and the Amendment to the Indenture shall be available for consult on the Company’s and CVM’s websites.

This Material Fact is disclosed by the Company exclusively for informative purposes, in accordance with current regulations, and should not be interpreted or considered, for all legal purposes, as a material or effort to sell or offer.

São Paulo, April 23, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 23, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.